Exhibit 2.1.2

November 1, 2012

Reverse Mortgage Solutions, Inc.

2727 Spring Creek Drive

Spring, TX 77373

Attention: H. Marc Helm, CEO

JAM Special Opportunities Fund L.P.

2121 Rosecrans Avenue, Suite 2390

El Segundo, CA 90245

Attn: Michael Sekits

Dear Marc and Mike:

I am writing in connection with the Stock Purchase Agreement dated August 31, 2012 by and between Reverse Mortgage Solutions, Inc., JAM Special Opportunities Fund, L.P., and the other sellers set forth in the Agreement and Walter Investment Management Corp. (the “Agreement”). Unless otherwise set forth in this letter, capitalized terms shall have the meaning ascribed to them in the Agreement.

Section 7.7 of the Agreement provides:

If WIMC engages in a transaction or series of related transactions that constitute a refinancing of all or substantially all of the Indebtedness outstanding under either the WIMC First Lien Credit Agreement or WIMC Second Lien Credit Agreement (a “Refinancing”), the issuer of each Note and the Escrow Note shall pay the entire unpaid principal amount of each Note and the Escrow Note then outstanding and all then accrued and unpaid interest thereon, after giving effect to any reduction in the principal of the Escrow Note in accordance with Section 10.7(c), within ten (10) Business Days of the completion of such Refinancing; provided that if a Refinancing occurs prior to the release of the Escrow Amount pursuant to the Escrow Agreement, all amounts paid hereunder in respect of principal of the Escrow Note will be deposited with the Escrow Agent in the Escrow Account and all amounts paid hereunder with respect to accrued and unpaid interest on the Escrow Note shall be paid to the Sellers.

This letter will confirm the following understandings between Buyer and Sellers regarding the effect of the refinancing of the WIMC Second Lien Credit Agreement on October 23, 2012:

1.	The portion of the Purchase Price that is payable by Buyer in the form of Notes shall instead be paid by Buyer at Closing with $26,000,000 in cash (the “Additional Cash Consideration”).

2.	The portion of the Purchase Price that is payable by Buyer with the Escrow Note shall instead be paid by Buyer at Closing with $9,000,000 in cash (the “Escrow Cash Amount”), and at Closing the Buyer will deliver the Escrow Cash Amount to the Escrow Agent to be deposited into the Escrow Account in lieu of the Escrow Note and the related pledge agreement.

3.	All references in the Agreement to, and all clauses, terms and conditions related to, “Escrow Note”, “Notes” and any related “pledge agreements” will be deemed omitted from the Agreement and read to give effect to the foregoing provisions of this letter. Exhibit D hereto shall be substituted for the current Exhibit D to the Agreement.

All other terms, conditions, provisions and references of and to the Agreement not addressed herein shall remain in full force and effect and shall not be altered by any provisions herein contained.

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If the foregoing accurately reflects your understanding of the matters described, please acknowledge your agreement below and return the signed agreement to me.

Very truly yours,

WALTER INVESTMENT MANAGEMENT CORP.

By:
Stuart D. Boyd
V.P., General Counsel and Secretary

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The foregoing is agreed to as of the date first written above.

REVERSE MORTGAGE SOLUTIONS, INC.

By:

JAM SPECIAL OPPORTUNITES FUND L.P.
As Principal and Sellers’ Representative

By:

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Exhibit D

[Form of Escrow Agreement]

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